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MCMWF/DPNLFARTSUP.DOC
ARTICLES SUPPLEMENTARY

          DREYFUS PREMIER NEW LEADERS FUND, INC., a Maryland

corporation having its principal office in Baltimore, Maryland

(hereinafter called the "Corporation"), hereby certifies to the

State Department of Assessments and Taxation of Maryland that:

          FIRST:
          (1) Seventy million (70,000,000) shares of Dreyfus Premier New Leaders Growth Fund Class A Common Stock, $.01 par value per share, with an aggregate par value of seven hundred thousand dollars ($700,000), that the Corporation has authority to issue are hereby reclassified as Common Stock of Dreyfus Premier New Leaders Fund (the "Fund"), of which thirty million (30,000,000) of such shares shall be classified as Class B Common Stock, fifteen million (15,000,000) of such shares shall be classified as Class C Common Stock, fifteen million (15,000,000) of such shares shall be classified as Class R and five million (5,000,000) of such shares shall be classified as Class T Common Stock.

          SECOND:   The shares of Class B Common Stock, Class C
Common Stock, Class R Common Stock and Class T Common Stock of the Fund shall have the preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends, qualifications and terms and conditions of redemption as set forth in Article FIFTH of the Corporation's Charter and shall be subject to all provisions of the Corporation's Charter relating to stock of the Corporation generally, and to the following:
          (1) As more fully set forth hereinafter, the assets and liabilities and the income and expenses of the Class B, Class C, Class R and Class T Common Stock of the Fund shall be determined separately from each other and Class A Common Stock of the Fund and from the other Funds and, accordingly, the Fund's net asset value, dividends and distributions payable to holders, and amounts distributable in the event of liquidation of the Fund or the Corporation to holders of shares of the Fund's stock, may vary from class to class and from classes of other Funds. Except for these differences, and certain other differences hereinafter set forth, each class of the Fund's stock shall have the same preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends, qualifications and terms and conditions of redemption.

          (2)  The assets attributable to the Class B, Class C,
Class R and Class T Common Stock of the Fund shall be invested in the same investment portfolio, together with the assets attributable to Class A Common Stock of the Fund and to any other class of stock of the Fund hereinafter established.

          (3) The proceeds of the redemption of the shares of any class of stock of the Fund may be reduced by the amount of any contingent deferred sales charge, liquidation charge, or any other charge (which charges may vary within and among the classes) payable on such redemption or otherwise, pursuant to the terms of issuance of such shares, all in accordance with the Investment Company Act of 1940, as amended (the "1940 Act"), and applicable rules and regulations of the National Association of Securities Dealers, Inc. (the "NASD").

          (4) At such times (which may vary between and among the holders of particular classes) as may be determined by the Board of Directors or, with the authorization of the Board of Directors, by the officers of the Corporation, in accordance with the 1940 Act, applicable rules and regulations thereunder and applicable rules and regulations of the NASD and reflected in the pertinent registration statement of the Corporation, shares of any particular class of stock of the Fund may be automatically converted into shares of another class of stock of the Fund based on the relative net asset values of such classes at the time of the conversion, subject, however, to any conditions of conversion that may be imposed by the Board of Directors (or with the authorization of the Board of Directors, by the officers of the Corporation) and reflected in the pertinent registration statement of the Corporation as aforesaid.

          (5) The dividends and distributions of investment income and capital gains with respect to each class of stock of the Fund shall be in such amounts as may be declared from time to time by the Board of Directors, and such dividends and distributions may vary between each class of stock of the Fund to reflect differing allocations of the expenses of the Fund among the classes and any resultant differences between the net asset values per share of the classes, to such extent and for such purposes as the Board of Directors may deem appropriate. The allocation of investment income, realized and unrealized capital gains and losses, and expenses and liabilities of the Corporation among the classes shall be determined by the Board of Directors in a manner that is consistent with applicable law.

          (6) Except as may otherwise be required by law, the holders of each class of stock of the Fund shall have (i) exclusive voting rights with respect to any matter submitted to a vote of stockholders that affects only holders of that particular class and (ii) no voting rights with respect to any matter submitted to a vote of stockholders that does not affect holders of that particular class.

          THIRD:    Immediately before the re-classification of
shares as set forth in Article FIRST hereof, the Corporation was authorized to issue one hundred million (100,000,000) shares of stock, all of which were shares of Common Stock, having a par value of one cent ($.01) each, and an aggregate par value of one million dollars ($1,000,000), classified as follows: